Filed Pursuant to Rule 433

Registration No. 333-202584

ACCELERATED RETURN NOTES® (ARNs®)
This is a GRN1 type row. Insert comments here.

Accelerated Return Notes® Linked to the EURO STOXX 50® Index
Issuer	Canadian Imperial Bank of Commerce (“CIBC”)
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	The EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)
Payout Profile at Maturity	● 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value
● 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your investment at risk
Capped Value	[$12.40 to $12.80] per unit, a [24% to 28%] return over the principal amount, to be determined on the pricing date.
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Starting Value	The lowest closing level of the Market Measure on any Market Measure Business Day during the Starting Value Determination Period
Starting Value Determination Period	The period from and including the pricing date to and including the day that is approximately one month following the pricing date
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1045520/000119312516613893/d205195dfwp.htm	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

●	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●	The Starting Value will be determined after the pricing date of the notes.
●	Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the stocks included in the Market Measure.
●	Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
●	The initial estimated value of the notes on the pricing date will be less than their public offering price.
●	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●	You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
●	Your return on the notes may be affected by factors affecting the international securities markets, specifically changes within the Eurozone. The Eurozone is and has been undergoing severe financial stress and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could adversely affect the performance of the Index and, consequently, the value of the notes. In addition, you will not obtain the benefit of any increase in the value of the euro against the U.S. dollar, which you would have received if you had owned the securities in the Index during the term of your notes, although the level of the Index may be adversely affected by general exchange rate movements in the market.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (which includes a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that CIBC has filed with the SEC for more complete information about CIBC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-294-1322. CIBC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.